

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Via E-mail
Kevin Boyle
Senior Vice President, General Counsel and Secretary
Alion Science and Technology Corporation
1750 Tysons Boulevard, Suite 1300
McLean, VA 22102

> **Re: Alion Science and Technology Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 22, 2014**
> **File No. 333-193932**

Dear Mr. Boyle:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 114

General

1. We reviewed your response to comment 19 from our letter dated April 7, 2014. We note that you agreed to provide the requested disclosure in future filings. Please revise your Form S-1/A to quantify and disclose the amounts of stock distributions you are currently paying through annual installments. Please also revise MD&A to address your expectations regarding stock distributions that may be required over the next several years based on your models.

Liquidity and Capital Resources, page 132

Impact of Refinancing Transactions, page 141

2. We reviewed your response to comment eight from our letter dated April 7, 2014. It appears to us that you have disclosed the weighted average stated interest rates for your debt before and after the refinancing. Please disclose your actual interest rates before and after the refinancing, including the impact of related costs and warrants. Also, please clarify how you determined the amount of debt after the refinancing that will be subject to variable interest rates.

Conditions of the Exchange Offer and the Consent Solicitation, page 210

3. Refer to the offer condition contained in the third and fourth bullet points on page 210, section 6.01(e) of the Support Agreement, as amended, and Alion's Form 8-K filed February 18, 2014. Given that the refinancing transactions contemplated by the Support Agreement must be completed by April 28, 2014 and that the Supporting Noteholders have the right to terminate the Support Agreement if the Refinancing Transactions have not closed on or before April 28, 2014, please advise us whether the Support Agreement has been further amended to extend the Outside Date or will be amended prior to commencement of the Exchange Offer.

    Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, Alion may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, Alion should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm Alion's understanding on both points in your response letter.

4. We note that the Exchange Offer is subject to a financing condition contained in the ninth bullet point on page 210. Although ASOF is providing a backstop for the Unit Offering, the financing condition suggests uncertainty as to Alion's ability to pay up to the first $10,000,200 required to purchase Old Notes accepted for exchange pursuant to the Cash Option. Under such circumstances, a material change will occur in the information previously disclosed when such uncertainty is eliminated, evidenced by satisfaction or waiver or removal of the financing condition. Please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70), 24296 (April 3, 1987), 42055 (October 22, 1999) and 58597 (September 19, 2008).

5. Furthermore, even without the presence of a financing condition, Alion's ability to obtain financing for up to the first $10,000,200 required to purchase Old Notes accepted for exchange pursuant to the Cash Option appears to be uncertain. If Alion's ability to obtain such financing is uncertain, a material change will also occur in the information previously disclosed when such uncertainty is eliminated, evidenced by, for example, a firm commitment letter from a financing source. Please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.

    Alternatively, please advise us why you believe Alion's ability to obtain financing is not uncertain. Include in such response specific reference to the relevant agreements regarding

ASOF's legal obligation to provide a back stop to the Unit Offering that supports such belief. For example, please address why you believe ASOF is legally bound and committed to provide the necessary funds notwithstanding section 5.02(f) and (t) of the Refinancing Support Agreement. These specific provisions appear to suggest that ASOF's obligation to provide such funding is within its sole discretion. If the conditions in these clauses have been already satisfied, please advise and provide us evidence of their satisfaction.

<u>Dealer Manager and Solicitation Agent, page 212</u>

6. Please advise whether Goldman, Sachs & Co., or any other broker or dealer, will participate in the offering of the Units in the Unit Offering. If so, please describe the plan of distribution and the terms of any agreement, arrangement or understanding entered into with the broker or dealer with respect to the offering of the Units. <u>See</u> Item 508 of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Laurie Green (*via E-mail*)
        David Cole (*via E-mail*)
        Holland & Knight